NHALE INC.

42 Mott Street

4th Floor

New York, NY 10013

May 3, 2022

Brian Fetterolf

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nhale Inc.
Amendment No. 6 to Registration Statement on Form 10-12G
File No. 000-56324
Filed March 14, 2022

Dear Mr. Fetterolf:

Set forth below are the responses of Nhale Inc., a Nevada corporation (“Nhale” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 14, 2022, with respect to (i) our Amendment No.6 Form 10-12(g) filed on March 14, 2022. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 6 to Registration Statement on Form 10-12G filed March 14, 2022

Introductory Comment, page v

1.        Please revise your disclosure on page v that "NHLE will be subject to the HFCAA adopted amendments if it is located within the PRC jurisdiction," which does not appear correct because such regulations only impact you if your auditor is located in a jurisdiction in which the PCAOB cannot inspect such auditor (emphasis added). Please make similar revisions in your related disclosure on page 6.

Response:

The following language and paragraph was revised:

We are not currently subject to the HFCAA ruling announced by the PCAOB on December 16, 2021 since our auditor is located in the United States.

Item 1A. Risk Factors, page 5

2.      Please revise your disclosure to address all relevant aspects of comment 12 of the Division of Corporation Finance's Sample Letter to China-Based Companies (the "Sample Letter") in a single risk factor and ensure consistency between your disclosure and the issues highlighted in such sample comment. As example only, we note your risk factor entitled "Risks Related to the Company’s Organizational Structure" discusses VIE-related risks but does not address the risks that may result if PRC regulations change or are interpreted differently in the future.

Response:

The language was revised throughout Item A1.

3.       Please revise your disclosure to address all relevant aspects of comment 14 of the Sample Letter in a single risk factor and ensure consistency between your disclosure and the issues highlighted in such sample comment. In connection therewith, and as example only:

• Revise the headings and content of the following risk factors to clearly indicate the risks that each risk factor heading pertains to: "Our Business is Subject to Numerous Legal and Regulatory Risks that Could Have an Adverse Impact on Our Contemplated Business" and "Risks Related to the Regulatory Environment" and "Risks Related to Access to Information and Regulatory Oversight." In this regard, we note that the headings all signal "regulatory" risks to investors but the substance of such risk factors vary.

• Revise your disclosure that you "are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services." In this regard, we note your disclosure that you "have no operations" and therefore it does not appear that you provide services yet.

• To the extent that you maintain the reference, explain what you mean by "PRC Securities Law" (page 7).

Response:

Language was revised throughout the disclosure statement.

Our Business is Subject to Numerous Legal and Regulatory Risks that Could Have an Adverse Impact on Our Contemplated Business was removed as specific regulatory risk factors were addressed throughout the Form 10.

4.       Please update your financial statements as required by Item 8-08 of Regulation S-X.

Response:

The Company has revised its disclosure to include financial statements that meet the requirements of Rule 8-08 of Regulation S-X.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Nhale, Inc.

	By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin

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